UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of

1934

For the month of March, 2026	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-269768).

Exhibits	Description

99.1	Sun Life Financial Inc. Amended and Restated Executive Stock Option Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: March 13, 2026	By	/s/ Kevin Armitage
Kevin Armitage AVP & Managing Counsel, Corporate Legal